UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On June 5, 2025, Pierre Galoppi gave written notice to Brera Holdings PLC (the “Company”) of his resignation from his positions with the Company as Chief Executive Officer and Interim Chief Financial Officer, effective immediately. Mr. Galoppi’s resignation was not a result of any disagreement relating to the Company’s operations, policies or practices.

On June 5, 2025, the board of directors of the Company (the “Board”) appointed Pietro Bersani as Chief Executive Officer and Chief Financial Officer, effectively immediately. Mr. Bersani will continue to serve as a director of the Company, but will no longer serve on the Audit Committee, the Compensation Committee, and Nominating and Corporate Governance Committee or as chair of the Audit Committee. Pursuant to a consulting agreement between the Company and Mr. Bersani (the “Bersani Consulting Agreement”), Mr. Bersani will be paid an annual salary of $400,000 per year, payable on the first of each month, and will be granted a restricted share award under the Brera Holdings PLC 2022 Equity Incentive Plan (the “Plan”) of 300,000 Class B Ordinary Shares, $0.005 nominal value per share, of the Company (the “Class B Ordinary Shares”), vesting equally over three years. Mr. Bersani will also be eligible to receive a performance bonus at the discretion of the Compensation Committee.

On June 5, 2025, the Board appointed Fabio Scacciavillani as a director of the Company to serve on the Audit Committee, the Compensation Committee, and Nominating and Corporate Governance Committee and as chair of the Audit Committee. Pursuant to an independent director agreement between the Company and Mr. Scacciavillani (the “Independent Director Agreement”), Mr. Scacciavillani will be entitled to an annual fee of $56,000, paid in four equal installments, and will be granted a restricted share award under the Plan of 50,000 Class B Ordinary Shares, vesting equally over three years. Mr. Scacciavillani will serve as a director until his successor has been duly elected and qualified or his earlier death, resignation, disqualification, or removal.

There is no arrangement or understanding with any person pursuant to which Mr. Scacciavillani was appointed as a director. There are no family relationships between Mr. Scacciavillani and any director or executive officer of the Company. Mr. Scacciavillani has not been involved in any transaction with the Company since January 1, 2023 that would require disclosure under Item 404(a) of Regulation S-K.

Under an indemnification agreement between the Company and Mr. Scacciavillani in the Company’s standard form for officers or directors of the Company (the “Indemnification Agreement”), the Company will indemnify Mr. Scacciavillani to the fullest extent permitted by law. The Company will advance all expenses relating to any proceeding within 10 business days after the receipt by the Company of a statement requesting such advance and any excess advanced expenses will be repaid to the Company. The Indemnification Agreement also provides that if the Company maintains a directors’ and officers’ liability insurance policy, that the indemnitee will be covered by the policy to the maximum extent of the coverage available for any of the Company’s directors or executive officers.

On June 5, 2025, the Company and Abhishek Mathews entered into a consulting agreement (the “Mathews Consulting Agreement”) for his services as Chief Information Officer, pursuant to which Mr. Mathews will receive an annual salary of $12,000 per year, payable on the first of each month, and will be granted a restricted share award under the Plan of 50,000 Class B Ordinary Shares, vesting equally over three years. Mr. Mathews will also be eligible to receive a performance bonus at the discretion of the Compensation Committee.

The Bersani Consulting Agreement, the Independent Director Agreement, and the Mathews Consulting Agreement are filed as Exhibit 1.1, Exhibit 1.2, and Exhibit 1.3 to this report on Form 6-K, respectively, and this description of the Consulting Agreement and the Independent Director Agreement are qualified in their entirety by reference to such exhibits.

This report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (File No. 333-276870) initially filed with the SEC on February 5, 2024, and declared effective by the SEC on February 13, 2024.

Exhibit No.	Description
1.1	Consulting Agreement between Brera Holdings PLC and Pietro Bersani, dated as of June 5, 2025
1.2	Independent Director Agreement between Brera Holdings PLC and Fabio Scacciavillani, dated as of June 5, 2025
1.3	Consulting Agreement between Brera Holdings PLC and Abhishek Mathews, dated as of June 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pietro Bersani
Pietro Bersani
Chief Executive Officer and Chief Financial Officer

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